November 20, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Andrew Schoeffler, Senior Staff Attorney

Re:       SSGI, Inc.
                           Registration Statement on Form S-1 (File No. 333-160700)

Ladies and Gentlemen:

On behalf of SSGI, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated November 10, 2009, regarding SSGI’s registration statement on Form S-1, dated July 17, 2009.  Amendment No. 3 to the registration statement was transmitted via EDGAR today, November 20, 2009, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

General

1.
Please consider the updating requirements of Rule 8-08 of Regulation S-X at the time you file the next amendment to your registration statement.  Please also update, to the extent applicable, the disclosure throughout your filing to the most recent practicable date.

We have updated all of the interim financial statement information in the prospectus to the company’s financial information as of September 30, 2009.  We have also updated, to the extent applicable, the disclosure throughout the filing to the most recent practicable date.

2.
We note your response to comment two in our letter dated October 9, 2009 and reissue this comment.  In this regard, we note that the financial statements have been relocated to Part II of the Registration statement (immediately preceding the signature page) and, therefore, continue to be located outside the prospectus.

We have relocated the financial statements inside the prospectus.

Selling Shareholders, page 13

3.	We note your response to comment 7 in our letter dated October 9, 2009 and reissue this comment with respect to BFS Services and Cede & Co.

We have noted that Jerry Foitek has sole voting and investment control over the securities held by BFS Services (see footnote 9 on page 18 of the prospectus).  We have removed Cede & Co. as a Selling Shareholder.

Description of Business, page 21

4.
We note your response to comment 10 in our letter dated October 9, 2009.  Please identify the two customers representing more 10% of your revenues in 2008 and 2007.  In addition, please advise us as to the basis for the statement that you are no longer dependent on these customers.  For example, what percentage of your revenues did these two customers represent through September 30, 2009?

We have identified the two customers that represented more than 10% of our revenues in 2008 and 2007. We have also given the basis for the statement that we are no longer dependent on these customers, and have indicated that these customers represented 0% of our revenue for the nine months ended September 30, 2009. See the first paragraph under “Description of Business—Customers” on page 23 of the prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 36

5.	We note your response to comment 19 in our letter dated October 9, 2009 and note that the percentages continue to appear to be incorrect. Please provide us with your calculations of the percentages.

We have recalculated all of the percentages.  See the beneficial ownership table on page 40 of the prospectus.  In making these recalculations, we used 34,687,630 as the base number of shares outstanding.  In calculating the percentage for each listed beneficial owner, we used (i) as the numerator, the number of shares listed opposite such beneficial owner’s name under the heading “Amount Owned Before Offering”, and (ii) as the denominator, the sum of 34,687,630 plus the number of warrants indicated in the relevant footnote for such beneficial owner.  For example, Mr. Seddon’s percentage was calculated as follows:  17,715,000 ÷ (34,687,630 + 500,000) = 50.3444%.

6.	We note that this section does not list any 5% shareholders, such as Underground Tank Partners. Please revise accordingly.

We have added William Esping to the beneficial ownership table as a 5% shareholder.  We believe that Mr. Esping is the only 5% shareholder who needed to be listed.  Note that Mr. Esping has sole voting and investment control over the shares owned by Underground Tank Partners.  Therefore, the shares owned by Underground Tank Partners have been added to the number of shares beneficially owned by Mr. Esping.  See footnote 6 on page 40 of the prospectus.

Board of Directors, page 42

7.	We note your response to comment 24 in our letter dated October 9, 2009. Please disclose the independence standard that you applied. Refer to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K.

We have indicated that the board of directors has determined that each of Messrs. Feldmesser and Pier is independent under the rules of the Securities and Exchange Commission and the listing standards of the NASDAQ Stock Market.  See the last sentence under “Executive Compensation—Board of Directors” on page 42 of the prospectus.

* * *

We would very much appreciate your prompt review of Amendment No. 3 and our responses to your comment letter.  If you have any comments or questions about the foregoing, please contact Rodger Rees, our Chief Financial Officer, at (561) 333-3600 (ext. 403).  I thank you for your prompt attention to this matter.

Very truly yours,

/s/ Ryan Seddon, President
SSGI, Inc.